

13031543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 27 2013
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence Herold 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Ave	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/27

AB 3/27

OATH OR AFFIRMATION

I, Lawrence Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2014



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARD HEROLD & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012



BERNARD HEROLD & CO., INC.
DECEMBER 31, 2012

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Bernard Herold & Co., Inc.

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2013

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE, SUITE 3310 LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160
CITRINCOOPERMAN.COM

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 430,529
Receivable from broker-dealer	244,770
Investments in marketable securities, at fair value	4,610,247
Prepaid expenses	34,883
Certificate of deposit, restricted	212,234
Property and equipment, less accumulated depreciation of $186,405	47,856
Security deposits and other assets	19,551
TOTAL ASSETS	$ 5,600,070

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 324,760
Deferred tax liability	406,000
Total liabilities	730,760
Commitments and contingencies (Notes 4 and 5)	
Shareholders' equity:	
Preferred stock - $100 par value; 2,000 shares authorized, 900 shares issued and outstanding	90,000
Class A common stock - $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding	7,307
Additional paid-in capital	198,229
Retained earnings	4,573,774
Total shareholders' equity	4,869,310
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,600,070

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the state of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange (the "NYSE"). The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, establishes a framework for measuring fair value, and established a fair value hierarchy that prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

BERNARD HEROLD & CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012, consisted of the following:

Furniture and equipment	$ 102,018
Computer equipment	48,208
Leasehold improvements	84,035
	234,261
Less: accumulated depreciation	(186,405)
Property and equipment, net	$ 47,856

NOTE 3. INVESTMENT IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consisted of the following at December 31, 2012:

Fixed income securities	$ 212,614
Mutual funds	1,607,363
Equity securities	2,536,130
Exchange traded funds	254,140
Investments in securities, at fair value	$ 4,610,247

NOTE 3. INVESTMENT IN MARKETABLE SECURITIES (CONTINUED)

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on an recurring basis, as of December 31, 2012:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total	Valuation Technique
Cash and cash equivalents:					
Money market funds	$ 395,830	$ -	$ -	$ 395,830	(b)
Marketable securities:					
Fixed income securities:					
Corporate	$ 212,614	$ -	$ -	$ 212,614	(a)
Mutual funds:					
Municipal bond funds	1,607,363	-	-	1,607,363	(a)
Equity securities:					
Basic materials	593,750	-	-	593,750	(a)
Financial	1,942,380	-	-	1,942,380	(a)
Exchange traded funds	254,140	-	-	254,140	(a)
Total marketable securities	$ 4,610,247	$ -	$ -	$ 4,610,247	

NOTE 3. INVESTMENT IN MARKETABLE SECURITIES (CONTINUED)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012.

Money Market Funds approximate fair value due to the short-term nature of the investments. The Company's money market funds are included in "Cash and cash equivalents" on the accompanying statement of financial condition.

Fixed Income Securities are valued at quoted market prices in active markets where the securities trade.

Mutual Funds are valued at quoted market prices in active markets where the funds trade, which represent the net asset values of the securities held in such funds.

Equity Securities are carried at fair value based on quoted market prices in active markets where the securities trade.

Exchange Traded Funds are carried at fair value based on quoted market prices in active markets where the funds trade.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Lease Commitments

The Company has entered into several operating leases for its office facilities. One of the Company's leases provided for a rent-free period during its term. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) amounted to $66,470 and is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2012, the Company was in compliance with these requirements. At December 31, 2012, the Company had net capital of $3,846,044, which exceeded the Company's minimum net capital requirement of $50,000. The Company's percentage of aggregate indebtedness to net capital was 8.44 to 1 as of December 31, 2012.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

The Company's investments consist of a combination of debt and equity investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's investment account and balances.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

BERNARD HEROLD & CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 8. INCOME TAXES

The Company has deferred tax assets and liabilities, which arise primarily from differences in recognizing unrealized gains on its investments in marketable equity securities for statement of financial condition and income tax purposes, and for the income tax effect of net operating loss carryforwards. Deferred taxes assets and liabilities at December 31, 2012, are summarized as follows:

Deferred tax asset:	
Federal	$ 394,000
State	34,000
City	37,000
Total deferred tax asset	465,000
Deferred tax liability:	
Federal	552,000
State	147,000
City	172,000
Total deferred tax liability	871,000
Deferred tax liability, net	$ 406,000

At December 31, 2012, the Company has a net operating loss carryforward of approximately $1,160,000 for federal purposes and a net operating loss carryforward for state and city purposes of approximately $375,000 and $344,000, respectively. The Company's net operating losses will begin to expire in 2025.

With few exceptions, the Company is no longer subject to federal, state and local tax examinations by taxing authorities for years before 2009.